                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15)*

                             GREENBRIAR CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  393648-10-0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

   JAMES R. GILLEY, 4265 KELLWAY CIRCLE, ADDISON, TEXAS  75244 (214) 407-8400
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 MARCH 31, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
 CUSIP NO. 393648-10-0                                     PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James R. Gilley (SS# ###-##-####)
      JRG Investments Co., Inc. and one revocable grantor trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States, Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,372,851

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,208,651
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,372,851

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,208,651
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      400,000 - James R. Gilley
      972,851 - JRG Investments
      835,800 - Grantor Trust
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN, CO

------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

  This statement relates to common stock, $.01 par value per share (the "Shares"), of Greenbriar Corporation (the "Issuer"). The Issuer's principal executive offices are located at 4265 Kellway Circle, Addison, Texas 75244.

ITEM 2. IDENTITY AND BACKGROUND.

  This statement is filed with respect to the disposition of 138,712 shares of Common Stock made effective March 31, 1997 by JRG Investment Co., Inc. as a reduction of $2,496,816 of the principal amount of a promissory note in the original principal amount of $5,700,000 payable to Institutional Capital Corporation (formerly known as MS Holding Inc.). This statement is also filed with respect to the beneficial ownership of a total of 2,208,651 shares of common stock, consisting of (i) 337,500 shares of common stock issuable upon conversion of Series D Preferred Stock; (ii) 400,000 shares issuable upon exercise of stock options by James R. Gilley, (iii) 972,851 shares held of record and beneficially by JRG Investment Co., Inc., (iv) 390,300 shares held of record and beneficially by The April Trust, and (v) 108,000 shares subject to a Stock Purchase Warrant held by The April Trust.

  In accordance with the instructions to this Item 2, the following information is hereby provided with respect to Mr. Gilley: There is no change in Item 2(a) through (f).

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

 None.

ITEM 4. PURPOSE OF TRANSACTION.

  The purpose of the disposition was to make a substantial reduction in the indebtedness incurred in connection with the acquisition of a block of common stock of the Issuer. Such debt was to become due in full in May 1997, and with such reduction, the maturity date has been extended to December 31, 1998.

  Other than as set out herein, Mr. Gilley has no current plans or proposals which relate or would result in any of the matters listed in Items 4(a) through 4(j), inclusive, of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a) Mr. Gilley, JRG and The April Trust for which he is trustee and beneficially own or have the right to acquire, an aggregate of 2,208,651 Shares (approximately 30.2% of the all Shares outstanding plus the shares issuable upon exercise of warrants or convertible securities held by them). All such shares are owned of record by JRG, Mr. Gilley and the Trust. Mr. Gilley's spouse also owns of record and beneficially or has the right to acquire an additional 536,000 shares of Common Stock. Except for the 835,800 shares owned beneficially by the trust, the registrant and his spouse disclaim any beneficial ownership in the shares owned of record by the other.

  (b) Mr. Gilley has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all 1,372,851 Shares which are owned of record by JRG and Mr. Gilley.

  (c) None.

  (d) No person other than Mr. Gilley, JRG or the trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 Letter Agreement effective March 31, 1997.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 9, 1997                  /s/ James R. Gilley
                                     -------------------------------------------
                                     James R. Gilley, Individually, on behalf of
                                     JRG Investments and as trustee

     ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                 FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                       EXHIBIT A

                           JRG INVESTMENT CO., INC.
                              4265 Kellway Circle
                             Addison, Texas 75244
                              Fax (972) 407-8400
                           Telephone (972) 407-8400

VIA FAX

March 10, 1997

F. Terry Shumate
Institutional Capital Corporation ("ICC")
10670 North Central Expressway
Suite 501
Dallas, TX 75231

        RE:  $5,700,000 Loan From ICC To JRG Investment Co., Inc.
             (the "Loan")

Dear Terry,

Pursuant to our discussions, Institutional Capital Corporation, formerly MS Holding Co., Inc., will accept 138,712 shares of common stock of Greenbriar Corporation as a principal reduction of $2,496,816 to the Loan (the "Principal Reduction"). As you know JRG Investment Co., Inc. had prepaid all interest expected to accrue in 1997 for the Loan. With the payment of the Principal Reduction the interest expected to accrue in 1997 has been reduced by $206,811 which will now be a principal reduction. The new balance of the Loan will be $2,996,373 upon receipt by you of the Principal Reduction.

In addition ICC agrees to extend the due date of the Loan to December 31, 1998 and on January 1, 1998 JRG Investment Co., Inc. agrees to prepay ICC for interest that will be due pursuant to the Loan for 1998.

Please note your acceptance of this amendment to the terms of the Loan below.

The effective date of this transaction is March 31, 1997.

Sincerely,

/s/ James R. Gilley
-------------------
James R. Gilley

cc:  Mark E. Bennett, Esq.
     Ronald L. Brown, Esq.

AGREED & ACCEPTED:

Institutional Capital Corporation
(formerly MS Holding Co., Inc.)

/s/ F. Terry Shumate
--------------------
F. Terry Shumate
Vice President